6670 Spring Lake Road, Keystone Heights, FL 32656 * Phone (352) 473-6673 * Fax (352) 473-6572

Web Site: http://www.aatk.com

February 2, 2007

Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Access Technologies, Inc.

Annual Report on Form 10-KSB/A filed December 20, 2006

Form 8-K dated December 1, 2006 filed December 4, 2006

Form 8-K dated November 27, 2006 filed January 3, 2007

File No. 0-24575

Greetings:

American Access Technologies, Inc. (the “Company”) is in receipt of your comment letter dated January 30, 2007 and submits the following responses to your comments on the above referenced filings. Your comments on our Preliminary Proxy Statement on Schedule 14A filed January 3, 2007 will be addressed in connection with an amended filing of the preliminary proxy statement. These responses are numbered to correspond to the numbered comments in your January 30, 2007 letter:

10-KSB/A

Item 8A. Controls and Procedures

The Company is filing Amendment No. 2 to its Form 10-KSB for the year ended December 31, 2005 revising Item 8A. Controls and Procedures as follows:

61. Stating the conclusion of the Company’s Principal Executive Officer and Principal Financial Officer concerning the effectiveness of its disclosure controls and procedures.

Signatures

62. Amendment No. 2 will be signed by the principal executive officer, principal accounting officer and principal financial officer.

8-K dated December 1, 2006 and filed December 4, 2006

We do not believe it is proper to report and file the definitive merger agreement with M & I under Item 2.01. Item 2.01 is used to report the Completion of Acquisition or Disposition of Assets. It is not proper to report this transaction as completed as of this time. Release 33-8400 confirms the relationship between Item 1.01 and Item 2.01 as follows: “Typically, a company will report its entry into a material definitive agreement to acquire or dispose of assets under Item 1.01, and then later disclose the closing of the acquisition or disposition transaction under Item 2.01.” Item 1.01 does not require the filing of the agreement as an exhibit. Pursuant to Reg. S-B, Item 601(a)(3) it will be filed with the Company’s next periodic report and will comply with Reg. S-B Item 601(b)(2) concerning omitted schedules or attachments.

8-K dated November 27, 2006 and filed January 3, 2007

65. We do not believe that the request to file a copy of the employment contract with Mr. Wiisanen pursuant to Item 1.01 of Form 8-K is appropriate. Form 8-K was revised effective November 7, 2006 pursuant to Release 33-8737. Employment contracts are now reported under Item 5.02 and filed with the next periodic report pursuant to Reg. S-B, Instruction 2 to Item 601(b)(10).

The Company hereby acknowledges:

a.) The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

b.) Our comments or changes in response to your comments do not foreclose the Commission from taking any action on the filings; and

c.) The Company may not assert your comments as a defense in any proceedings initiated by the Commission or any person under the United States’ federal securities laws.

It is anticipated that the Form 10-KSB amendment and the information provided herein sufficiently addresses the issues raised in your comment letter concerning the above-reference filings. If you have any further comments or require any further information, please contact our counsel in this matter, Joel Bernstein, at 305-858-7300 by fax to 786-513-8522.

Yours very truly,
AMERICAN ACCESS TECHNOLOGIES, INC.

/s/ Joseph F. McGuire
Chief Financial Officer, Treasurer and Secretary